Securities and Exchange Commission

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month ended April 30, 2004

Olicom A/S

(Translation of registrant’s name into English)

Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Item 1. Other Information
Signatures

Olicom A/S
Form 6-K

Item 1. Other Information

     At the Annual General Meeting of Shareholders of Olicom A/S (the “Company”) held on April 1, 2004, the following persons were elected to the Board of Directors of the Company: Ralf Egede Andersen, Eric Korre Horten, Torben Jacobsen, Steen Lohse and Lars Stig Nielsen. In this connection, Mr. Horten was elected Chairman of the Board of Directors. Lars Eskesen, the former Chairman of the Board of Directors, announced at the Annual General Meeting that he had determined not to not seek re-election to the Board of Directors.

Signatures

The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S
Date: April 7, 2004	By:	/s/ Boje Rinhart
Boje Rinhart
Chief Executive Officer